United States Securities and Exchange Commission
Washington, D.C. 20429

Schedule 13D

Under Section 13(d) of the
Securities Exchange Act of 1934

Occupational Health + Rehabilitation Inc
174 Derby Street, Suite 36
Hingham, MA 02043-4058
(781) 741-5175
(Name, Address and Telephone Number of Issuing Company)

Common Stock, $0.01 par value
(Title and Class of Securities)

674617105
(CUSIP Number)

Joel Sheriff
32 Hollow Wood Lane
Greenwich, CT 06831-5002
(203) 531-6162
(Name, Address and Telephone Number of person authorized to receive notices and communications)

May 4, 2000 - May 15, 2000
(Dates and events which require filing of this statement)



Item 1. Security and Company

This statement relates to 2,900 shares of the Common
Stock (the shares) of Occupational Health +
Rehabilitation Inc (the Company).

The principal office of the company is located at 175 Derby Street, Suite 36, Hingham, MA 02043-4058.

Item 2. Identity and Background

The person filing this statement is Joel Sheriff, current address 32 Hollow Wood Lane, Greenwich, CT
06831-5002, whose principle occupation is investor.
During the past five years Joel Sheriff has not been convicted in a criminal proceeding as a result of which Joel Sheriff was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws. Joel Sheriff is a citizen of the United States of America.

Item 3. Sources and Amount of Funds or other
Consideration

The aggregate amount of funds used by Joel Sheriff to purchase the 2,900 shares described in Item 1 was $9,268.25. All funds used to purchase such shares were obtained from personal funds.

Item 4. Purpose of Transaction

The shares covered by this Statement were purchased for investment purposes. From time to time, additions may be made to this investment.

Item 5. Interest in the Securities of the Company

a) The institution presently has outstanding 1,479,510 shares of common stock. On the date of this filing, the aggregate number of shares beneficially owned by Joel Sheriff is 76,800 which constitutes 5.19% of the outstanding shares (based on the most recently available filing of the Company with the FDIC)

b) All of the forgoing shares are subject to the sole authority of Joel Sheriff to vote, direct to vote, to dispose or direct to dispose.

c) The following transactions effecting the purchase of shares of Occupational Health + Rehabilitation Inc in the name of Joel Sheriff has occurred:
Purchase of 1,000 shares @ 3.375 on 5/4/2000
Purchase of 400 shares @ 3.6175 on 5/5/2000
Purchase of 400 shares @ 3.4925 on 5/5/2000
Purchase of 1,000 shares @ 2.75 on 5/11/2000
Purchase of 100 shares @ 2.9925 on 5/15/2000
All trades were made through a broker at First Union

d) No other person is known to have the right to receive, the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contacts, Arrangements, Understandings or
Relationships with Respect to Securities of the Company.

There are no contacts, arrangements, understandings or relationships (legal or otherwise) with the person named in Item 2 and the Company.



SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this Statement is true and correct.

Date: 7/12/00

Signature:


Name: Joel Sheriff